CHINA CABLECOM HOLDINGS, LTD.	JAGUAR ACQUISITION CORPORATION
17 State Street, Suite 1600	161 Washington Street, Suite 1050
New York, NY 10004	Conshohocken, PA 19428

January 22, 2008

Michele Anderson, Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Re:	China Cablecom Holdings, Ltd.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 24, 2007
File No. 333-147038

Jaguar Acquisition Corporation
Amended Preliminary Proxy Statement on Schedule 14A
Filed December 27, 2007
Additional definitive proxy soliciting materials
Filed November 5 and November 28, 2007
Form 10-KSB for Fiscal Year Ended March 31, 2007
Filed June 28, 2007
File No. 0-51546

Dear Ms. Anderson:

We transmit herewith for filing with the Securities and Exchange Commission (the ‘‘Commission’’) one complete electronic version of Amendment No. 2 (‘‘Amendment No. 2’’) to the Registration Statement on Form S-4 (the ‘‘Registration Statement’’) of China Cablecom Holdings, Ltd. (‘‘China Cablecom’’) and one complete electronic version of a revised Preliminary Proxy Statement on Schedule 14A (the ‘‘Revised Proxy Statement’’) of Jaguar Acquisition Corporation (‘‘Jaguar’’).

By Federal Express, the Commission’s staff (the ‘‘Staff’’) is being furnished with three marked courtesy copies of Amendment No. 2 and the Revised Proxy Statement and all exhibits filed in connection therewith.

Amendment No. 2 and the Revised Proxy Statement respond to the comments set forth in the Staff’s letter dated January 11, 2008 (the ‘‘Staff’s Letter’’).

In order to facilitate your review of Amendment No. 2 and the Revised Proxy Statement, each of China Cablecom and Jaguar hereby respond to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to Amendment No. 2 as filed.

China Cablecom’s and Jaguar’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

Registration Statement on Form S-4 filed by China Cablecom Holdings, Inc.

General

1.	Changes in response to the Staff’s comment have been made on page 4 in Amendment No. 2.

2.	Changes in response to the Staff’s comment have been made on page 90 in Amendment No. 2. China Cablecom and Jaguar believe that the use of the wording from the statutory merger statute may have created confusion regarding the effect of a statutory merger under relevant law, and therefore have revised the disclosure accordingly.

3.	As discussed with the Staff, copies of the relevant studies and reports are being provided supplementally for the Staff’s review. None of such data or third party reports were prepared in connection with the Registration Statement.

Prospectus Cover Page

4.	Please see the response to Comment 13 regarding the different forms of consideration payable and the additional contingent amounts that may become payable following the consummation of the Business Combination. As noted futher below, China Cablecom and Jaguar believe that any suggestion that the current business of China Cablecom is being purchased for almost $100 million is misleading and no changes have been reflected in Amendment No. 2 regarding this type of aggregation.

Changes regarding the assumption of outstanding indebtedness have been made in the Notice to Stockholders, the cover page of the Prospectus and on page 34.

Questions and Answers About the Business Combination, the Redomestication Merger and the Jaguar Special Meeting, page 1

Summary, page 6

5.	Changes in response to the Staff’s comments have been made in the Questions and Answers disclosure on pages 3 through 8 and in the Summary section on pages 1 through 11 in Amendment No. 2.

Questions and Answers About the Business Combination, the Redomestication Merger and the Jaguar Special Meeting, page 1

6.	Changes in response to the Staff’s comment have been made on pages 5 and 35 in Amendment No. 2. As requested by the Staff, in future amendments to the Registration Statement, China Cablecom Holdings and Jaguar will provide quantified disclosure of any future acquisitions of Jaguar stock by the initial stockholders, other affiliates of Jaguar and affiliates of China Cablecom Holdings.

Summary, page 6

7.	Changes in response to the Staff’s comment have been made on page 9 in Amendment No. 2. China Cablecom and Jaguar respectfully note that focusing on certain words in the disclosure seems to have led the Staff to conclude that a corporate structure involving the use of contractual control arrangements is somehow not a ‘‘real’’ or ‘‘operating’’ business. China Cablecom and Jaguar are aware of many, recent significant transactions — all of which have been subject to review by the Staff — involving PRC companies and the use of contractual control arrangements to meet PRC legal restrictions. VisionChina Media Inc. (IPO prospectus December 6, 2007), Spreadtrum Communications, Inc. (IPO prospectus June 26, 2007) and Baidu.com, Inc. (Annual Report on Form 20-F filed May 30, 2007) are just a few examples of this wide-spread practice for foreign direct investment in regulated industries in China. China Cablecom and Jaguar strongly believe that the corporate structure to effect the acquisition of Binzhou Broadcasting is consistent with market practice and resulted in China Cablecom acquiring an ‘‘operating business’’ in China prior to entering into the Agreement and Plan of Merger with Jaguar. As to the 49% ownership interest and whether that constitutes an ‘‘operating business,’’ China Cablecom and Jaguar note that the VisionChina Media structure also requires a 49% ownership limitation due to similar PRC legal restrictions and that the ability of investors to participate in the growth of the business of Binzhou Broadcasting is no more attenuated than in the case of a U.S. corporate structure that uses variable interest entity accounting.

China Cablecom and Jaguar also note that the ownership of Hong Kong Zhongyouxiantong Co., Ltd. and Heze Zhongyouxiantong Network Technology Co., Ltd. does in fact result in an indirect equity ownership interest forming part of the corporate structure. As a result, stating that contractual arrangements form the sole basis for the corporate structure would be potentially confusing to shareholders, since the chart on page 113 in Amendment No. 2 clearly indicates otherwise.

Risk Factors, page 12

Risks Relating to China Cablecom’s Corporate Structure, page 16

8.	Changes in response to the Staff’s comment have been made on pages 16 and 17 in Amendment No. 2.

The Jaguar Special Meeting, page 33

Vote Required, page 33

9.	Changes in response to the Staff’s comment have been made on pages 36 and 78 in Amendment No. 2.

Redemption Rights, page 35

10.	Changes in response to the Staff’s comment have been made on page 37 in Amendment No. 2.

The Business Combination Proposal, page 38

Background of the Business Combination Proposal, page 39

11.	As indicated in Amendment No. 2, shortly after Jaguar’s IPO, EarlyBirdCapital identified several companies based in China for its consideration. Kerry Propper of Chardan also discussed exciting opportunities. Jaguar’s board recognized that SPAC investors favored private companies with high growth and with acquisition pricing that was at a discount to comparable public companies. Through conversations with investors, investment bankers and consultants, Jaguar management and its board concluded that China represented an important source of deal flow with those characteristics. In support of that judgment, Jaguar reviewed various industry reports on SPAC performance on a frequent basis. These reports showed that for similar-sized SPACs (i.e. approximately $25 million in trust), China-based businesses were performing better in the market place. For example, Millstream Acquisition, which merged with NationsHealth Inc. (NHRX) and CEA Acquisition’s merger with eTrials (ETWC), performed poorly. Conversely, Chardan China’s merger with Origin Agritech (SEED) and China Unistone’s merger with Yucheng Technologies (YTEC) all performed exceptionally well.

Disclosure regarding the basis of management’s belief has been added on page 42 in Amendment No. 2.

12.	After the letter of intent with China Cablecom was signed, Jaguar management’s objective was to get a merger agreement signed as soon as practical. In order to consummate a merger agreement, two fundamental requirements needed to be met. First, audited financial statements of the cable entities to be acquired were necessary. Second, framework agreements between the State-Owned Entity containing the cable entities and China Cablecom, detailing the transfer of assets and the operating basis of the joint venture had to be established and executed. By January 2007, it was clear that these two requirements were going to take considerable time to achieve and that without their achievement, there could be no combination between China Cablecom and Jaguar. Accordingly, while continuing to progress these requirements, Jaguar aggressively sought out and conducted investigations and negotiations with additional acquisition candidates. Jaguar believes these initiatives and their outcome are already, fully described on pages 42 and 43 of Amendment 2.

13.	Changes in response to the Staff’s comment have been made on page 53 in Amendment No. 2. With respect to the consideration payable, Jaguar set the incentive shares to align acquired management with existing shareholders. Mr. Ng felt confident that he could rapidly grow revenues and profitability organically and through acquisition. Jaguar management, by structuring the performance shares insures that Mr. Ng must perform to receive them — classic pay for performance. In setting the amount of incentive shares, Jaguar management determined that if Mr. Ng achieved $40 million in EBITDA, up from $4.3 at the end of 2006, Jaguar shareholders would be greatly rewarded by the growth.

With respect to the cash bonus payable on the exercise of Jaguar warrants, Mr. Ng recognized that Jaguar management and Chardan management could play an important role in the performance of the company following a successful business combination. Mr. Ng determined that in achieving the growth expectations required to have sufficient stock appreciation to exercise the warrants, it would take considerable effort on not just himself, but also Chardan and Jaguar and he determined that 12% would be a reasonable bonus to pay out of the proceeds.

Quantified analysis of the consideration payable:

Merger Consideration — Non-contingent and Contingent
Equity issued to Cablecom: 2,066,680 shares @ $7.00/sh		$14,466,760
Assumption of $20m in China Cablecom debt		$20,000,000
Consideration due upon closing		$34,466,760
Performance shares (including consulting shares):
Contingent on future earnings performance on an all or none basis
3.1 m shares at $7 in 2008achievement of $11m in EBITDA	$21,700,000
3.1 m shares at $7 in 2009achievement of $20m in EBITDA	$21,700,000
1.0 m shares at $7 in 2010achievement of $30m in EBITDA	$7,000,000
1.0 m shares at $7 in 2011achievement of $40 m in EBITDA	$7,000,000
Performance consideration if all EBITDA targets are achieved	$57,400,000	$57,400,000
Warrant proceed payments: contingent upon successful future stock performance
and receipt by company of approximately $46 million in new capital (9.2 m warrants)		$4,800,000
Total, assuming all EBITDA targets are achieved and Warrant proceeds are received		$96,666,760

This presentation has not, however, been included in Amendment No. 2 as China Cablecom and Jaguar believe that any suggestion that the business of China Cablecom is being purchased for almost $100 million is inaccurate and misleading. For the information of the Staff, both China Cablecom and Jaguar are fully aware that the achievement of the earn-out targets and growth in stock price that would create the opportunity for the additional payments represented by the performance shares, consulting shares and warrant bonus proceeds are almost impossible to achieve based on the historical and projected operations of Binzhou Broadcasting in its current configuration. The opinion of Navigant Capital reaches this same conclusion. As a result, these amount are highly contingent and depend on tremendous growth in the business of China Cablecom beyond that which it conducts today – growth that is both impossible to estimate or quantify aside from the existence of the targets and for which the shareholders of Jaguar would be more than willing to pay. Accordingly, while the share valuation and debt assumption could arguably be included in the transaction consideration, the other elements of the business growth compensation model shareholders are being asked to approve are simply inappropriate for this type of treatment.

The Role of Skillnet, page 47

14.	Jaguar respectfully submits that the amount of compensation due Skillnet that might be viewed as ‘‘potentially contingent’’ ($50,000), taken together with the scope and subject matter of the factual due diligence report it rendered and potential liability it would face if there turned out to be any material inaccuracies in such information, eliminated any concern that Skillnet would be biased in this regard.

15.	Jaguar continues to believe that the report rendered by Skillnet on the cable industry in China and the information received from Binzhou Broadcasting did not have a significant role in convincing Jaguar’s management or board of directors to proceed with the Business Combination with China Cablecom, and was instead used primarily to verify information received from other sources. In view of when it was prepared and the rapid changes the PRC cable industry is experiencing, the report should not form any significant role in convincing shareholders to either approve or disapprove the Business Combination. A copy of the Skillnet report is being supplementally provided to the Staff for its review and Jaguar’s management is confident that once the Staff has reviewed the substance of this document — while it clearly ‘‘relates to the merger’’ — the Staff will concur that it is simply one of many factors considered by Jaguar in deciding to pursue the China Cablecom opportunity and actually was more a process element than a material substantive input.

Jaguar’s Reasons for the Redomestication Merger and Business Combination and Recommendation fo the Jaguar Board, page 53

16.	Jaguar respectfully submits that the Board of Directors of Jaguar did not consider China Cablecom’s projections of future net income and earnings multiples as the threshold issue in making its determination that the Business Combination was in the best interest of its stockholders. Jaguar has clarified the disclosure on page 53 with respect to the manner in which the Board reached its determination. China Cablecom’s projections were a positive factor, among many others, in evaluating the transaction. However, no undue weight was given to any one factor, rather all such factors were collectively weighed in the Board’s assessment of the transaction. Therefore, Jaguar and China Cablecom reiterate their prior response to comment 29 in the Staff’s letter dated December 3, 2007.

17.	Changes in response to the Staff’s comment have been made on pages 51 to 53 in Amendment No. 2. Jaguar notes that, based on the current market value of a share of Jaguar, its stock is approximately 21% higher than its liquidation value, which Jaguar believes indicates market support for the pricing of the acquisition and the viability of China Cablecom’s business model.

Potential Disadvantages of the Business Combination with China Cablecom, page 55

18.	As indicated in the current disclosure, the Jaguar board did not consider the contractual control arrangements or PRC regulatory environment as presenting unusual risks as they would be present in any opportunity in China. Nor did it consider that these or other general risks associated with operating in China represented significant potential disadvantages. The reasons why the board did not believe that operating in China presented material disadvantages were a combination of the nature of the cable industry in China, government mandates. The nature of the cable industry in China is that individual local operating companies are dominant in their markets and that it is highly unlikely that any rapid change could occur given the capital intensity of the cable industry, the nature and penetration of alternative technologies (e.g. satellite) and the hurdles associated with regulatory approval. Further, as the PRC government has mandated change and pricing that will elevate both revenues and profitability, in a non-competitive environment, the board did not consider there to be any material disadvantage to operations associated with introduction of new services, especially since the cost of equipment at the consumer level (set-top boxes) is passed on to the consumer themselves. Lastly, management at the local level, already highly decentralized, is already in place, will be maintained and be overseen by qualified Chinese nationals, experienced in the industry and the working environment. The board did not consider exchange risks as a material disadvantage, nor did it feel that there is a material likelihood of abrupt political changes that could lead to re-nationalization

In view of the foregoing, and in light of the confusion that might be created by introducing mitigating language in this section of the Prospectus/Proxy Statement, no changes have been made in this regard in Amendment No. 2.

Satisfaction of the 80% Test, page 56

19.	For the Staff’s information, the Jaguar board considered whether the 80% test was satisfied over the period of time from the date on which the Letter of Intent was signed in October 2006 through the period ending September 30, 2007. Over the course of time, the value of the Jaguar shares to be acquired by China Cablecom shareholders changed as the number of shares to be offered and the market price of those securities increased. The number of shares acquired by China Cablecom shareholders increased due to China Cablecom’s need to secure bridge financing of its purchase of Binzhou assets, although the shares to be acquired by Mr. Ng actually decreased because of the absence of an acquisition of a second major cable operator. The valuation of China Cablecom also changed as the EBITDA of the acquired operations decreased from its original anticipated level, although not to a level that jeopardized Jaguar’s ability to meet the 80% test. In response to Comments 12 and 13 above, Jaguar responded on how its board determined the value of China Cablecom and why it believed the Jaguar offer was fair. In essence, the board felt the consideration it was offering was fair in that it was a substantial discount to what it believes is a comparable market valuation for a public cable company operating in China based on the level of profitability generated by China Cablecom’s operations and its anticipated rate of growth. Navigant’s fairness opinion confirmed that the price Jaguar was paying for China Cablecom was fair in that the valuation they reached was higher than the amount of consideration Jaguar has offered for China Cablecom.

Transaction Costs, page 56

20.	Jaguar and China Cablecom intend to provide updated information relating to the total transactional costs relating to the consummation of the Redomestication Merger and the Business Combination, including a breakdown of amounts which are yet to be paid and that will be paid contingent upon the closing of the Business Combination. However, due to the extent of work required to be completed between this date and the anticipated final prospectus/proxy statement, including the audit of China Cablecom for 2007, it is not possible to accurate estimate such figures. At this time, Jaguar and China Cablecom believe that gathering the information necessary to calculate the aggregate transactional expenses would be burdensome and not necessarily provide any meaningful information to shareholders.

Potential Dilution of Share Ownership Post-Redomestication Merger and Post-Business Combination, page 57

21.	Changes in response to the Staff’s comment have been made on page 62 in Amendment No. 2.

Fairness Opinion, page 58

Application of Comparable Company and Comparable Transaction Analysis, page 65

22.	Changes in response to the Staff’s comment have been made on pages 67 to 70 in Amendment No. 2.

23.	The use of the $16.425 million figure in the board book was based on the allocation method used by China Cablecom in accounting for the proceeds of the debt issuance, rather than the principal amount of the debt obligations. While Navigant Capital recognizes that there are arguments for using the higher amount, given the range of valuations that resulted from their analysis, they do not believe that the use of the higher figure would affect their conclusion regarding fairness.

Regarding Navigant Capital’s use of the per share price of $4.91, Navigant Capital’s valuation model applies both a quasi-pre and quasi-post money valuation approach to the shares of Jaguar that will be issued in consideration for the Business Combination: the per share price is pre-money in the sense that the market price used is prior to entering into the letter of intent, while the number of shares used assumes the transaction has been consummated. Again, while Navigant Capital recognizes that there are different approaches that are used in valuation models, if it did not apply a dilution discount to the shares issued, it would not affect the conclusion they reach regarding fairness. The board of Jaguar did not apply these discounts as the approach it used — while similar to that followed by Navigant Capital — was slightly different. Jaguar does not believe these slight differences in approach are meaningful to shareholders.

24.	Changes in response to the Staff’s comment have been made on page 71 in Amendment No. 2.

25.	Changes in response to the Staff’s comment have been made on pages 57 and 58 in Amendment No. 2.

Discounted Cash Flow Analysis, page 66

26.	Changes in response to the Staff’s comment have been made on page 72 in Amendment No. 2.

27.	Changes in response to the Staff’s comment have been made on pages 72 and 73 in Amendment No. 2.

Terms of the Merger Agreement, page 68

28.	Changes in response to the Staff’s comment have been made on pages 74 and 75 in Amendment No. 2.

Additional Agreements, page 71

29.	Changes in response to the Staff’s comment have been made on page 56 in Amendment No. 2.

Closing Conditions, page 72

30.	Changes in response to the Staff’s comment have been made on page 78 in Amendment No. 2 to clearly indicate that neither China Cablecom nor Jaguar will waive any material closing condition.

Material United States Federal Income Tax Considerations, page 75

31.	Changes in response to the Staff’s comment have been made on page 81 in Amendment No. 2. As requested by the Staff, we have the tax opinion listed as Exhibit 8.1 to the Exhibit Index.

32.	In response to the SEC’s comment, a risk factor has been added on page 22 of Amendment No. 2.

As discussed in this risk factor, the word ‘‘should’’ rather than ‘‘will’’ is generally used throughout the tax disclosure due to the lack of guidance directly on point regarding the U.S. federal income tax treatment of the transactions discussed in the tax disclosure. This lack of guidance creates some risk (as stated in the tax disclosure) that the IRS will disagree with the discussion contained therein, and that the IRS’s determination may be upheld by a court.

In addition, as also indicated therein, the tax disclosure is a general discussion of the tax law and does not purport to describe all tax consequences that could be relevant to all stockholders or warrant holders. The tax law is very complex and has many exceptions, qualifications and special rules, many of which apply in only limited circumstances or to only a narrow class of investors, and such exceptions, qualifications and special rules often have their own exceptions, qualifications and special rules. After discussion with legal counsel, Jaguar respectfully submits that if the tax disclosure were required to describe the degree of uncertainty as to each tax issue discussed, or each of the exceptions, qualifications or special rules contained in the tax laws that could be relevant, the tax disclosure (which is already almost eight pages long) would be even longer, more complicated and harder to understand. Such a requirement therefore would be counter-productive to the goal of disclosing to investors the material (and not all) U.S. federal income tax consequences that may be relevant to investors.

Furthermore, many of the issues discussed in the tax disclosure are dependent on future facts or events. It is therefore impossible to opine on such issues at this time. For example, whether China Cablecom Holdings will be a passive foreign investment company depends on the nature and character of its income and assets over a number of years following the Business Combination, and therefore this issue is not appropriately covered by a tax opinion.

Moreover, the tax disclosure contained in a proxy statement is not intended (or required) to guarantee the tax treatment of the transactions described therein to any given stockholder or warrant holder. Item 4 of Form S-4 only requires that ‘‘. . .a summary of the material features of the proposed transaction’’ be provided to investors, including ‘‘. . . (6) the federal income tax consequences of the transaction.’’ There is no requirement that a particular level of comfort be given to an investor, as long as the issue is adequately disclosed. After discussion with legal counsel, Jaguar believes that the tax disclosure contained in the proxy adequately describes the tax laws and discloses the material U.S. federal income tax consequences to investors.

The Redomestication Merger Proposal, page 83

33.	See China Cablecom’s and Jaguar’s response to Comment 2 above. In addition, changes in response to the Staff’s comment have been made on page 90 in Amendment No. 2.

34.	Changes in response to the Staff’s comment have been made on page 90 in Amendment No. 2.

Differences in Stockholder Rights, page 86

35.	Changes in response to the Staff’s comment have been made on page 93 in Amendment No. 2.

36.	As discussed in our prior response to comment 62, in the Staff’s letter dated December 3, 2007, China Cablecom Holdings will amend its Memorandum of Association and Articles of Association to mirror material provisions in Jaguar’s Certificate of Incorporation, which includes the adoption of a staggered board of three classes for terms of three years. China Cablecom and Jaguar respectfully submit, that after such amendment, there will be no provisions in the China Cablecom Holdings Amended and Restated Memorandum and Articles of Association that will be materially different from Jaguar’s Certificate of Incorporation that would require unbundling.

The 2007 Omnibus Securities and Incentive Plan Proposal, page 94

37.	Changes in response to the Staff’s comment have been made on page 102 in Amendment No. 2.

The Performance Share Proposal, page 95

38.	Changes in response to the Staff’s comment have been made on page 104 in Amendment No. 2.

Information About China Cablecom, page 98

PRC Corporate Structure, page 103

39.	Changes in response to the Staff’s comment have been made on page 107 in Amendment No. 2.

Government Regulation, page 105

40.	Changes in response to the Staff’s comment have been made on page 115 in Amendment No. 2.

41.	For the Staff’s information, the ability to obtain timely audited financial statements for the abandoned acquisition target played an equally important role in China Cablecom’s decision to not pursue the second acquisition target. Further adding to the decision was a change in leadership at the local SARFT branch which would have delayed the signing of a definitive agreement beyond the control of China Cablecom and Jaguar given Jaguar’s pending dissolution date. China Cablecom and Jaguar do not believe that the regulatory environment, other than that already disclosed, will have an impact on its ability to pursue its acquisition strategy.

China Cablecom’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 108

42.	China Cablecom notes the discussion of its acquisition strategy under the sub-heading ‘‘Anticipated Partnership Program’’ within the ‘‘Liquidity and Capital Resources’’ section of the ‘‘China Cablecom’s Management’s Discussion and Analysis of Financial Condition and Results of Operations’’.

Joint Venture with Binzhou Broadcasting and Television Information Network Co., Ltd. And China Cablecom, page 108

43.	Changes in response to the Staff’s comment have been made on page 119 in Amendment No. 2.

44.	Changes in response to the Staff’s comment have been made on page 118 in Amendment No. 2.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Results of Operations of Binzhou Broadcasting, page 114

45.	Changes in response to the Staff’s comment have been made on page 120 in Amendment No. 2.

46.	Changes in response to the Staff’s comment have been made on pages 120, 121 and 124 in Amendment No. 2.

47.	Changes in response to the Staff’s comment have been made on page 51 in Amendment No. 2.

48.	Changes in response to the Staff’s comment have been made on page 124 in Amendment No. 2.

49.	The increase in accounts receivable relates to an intercompany transaction between Binzhou SOE and one of the entities comprising Binzhou SOE that should have been eliminated in consolidation. The effect of the elimination entry is to decrease both accounts receivable and accounts payable by approximately $2.0 million; there is no impact on the statement of operations. An adjustment has been made to the Binzhou SOE financial statements as of and for the nine months ended September 30, 2007, and corresponding adjustments have been made to the financial disclosures throughout Amendment No. 2 to reflect this adjustment.

Liquidity and Capital Resources, page 117

Capital Expenditures, page 118

50.	Changes in response to the Staff’s comment have been made on page 127 in Amendment No. 2. The reference to $43.3 million in cash was inadvertently disclosed in Renminbi in Amendment No. 1.

51.	Changes in response to the Staff’s comment have been made on pages 120 and 121 in Amendment No. 2.

Quantitative and Qualitative Disclosures About Market Risk, page 119

52.	Changes in response to the Staff’s comment have been made on page 129 in Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 125

53.	Changes in response to the Staff’s comment have been made on page 135 in Amendment No. 2.

Shares Eligible for Future Sale, page 155

54.	Changes in response to the Staff’s comment have been made on pages 166 and 167 in Amendment No. 2.

Description of China Cablecom Holdings Securities Following the Business Combination, page 158

55.	Changes in response to the Staff’s comment have been made on page 168 in Amendment No. 2.

56.	Changes in response to the Staff’s comment have been made on page 170 in Amendment No. 2.

China Cablecom Ltd. Financial Statements

Note 7 — Acquisition of Binzhou Broadcasting and Television Information Network Co., Ltd., page F-19

57.	Changes in response to the Staff’s comment have been made on page F-20 in Amendment No. 2.

Jaguar Acquisition Corporation Financial Statements

Note 2 — Offering, F-29

58.	Jaguar has analyzed the provisions of EITF 00-19 as follows, and concluded that the warrants should be classified as a permanent equity instrument:

•	Paragraph 12 — the warrant agreement does not contain any provision to net-cash settle.

•	Paragraph 13 — no analysis necessary for this paragraph.

•	Paragraph 14 — although our initial securityholders may make a written demand that we file a registration statement, we are only required to use our best efforts to cause the registration statement to be declared effective and, once effective, only to use our best efforts to maintain its effectiveness. Accordingly, our obligation is merely to use our best efforts in connection with the registration rights agreement and upon exercise of the warrants, we can satisfy our obligation by delivering unregistered shares of common stock upon exercise of the warrants. A failed registration statement does not preclude the delivery of unregistered shares and, in fact, the warrant agreement permits Jaguar share settlement by delivery of unregistered shares. As a practical matter, the warrant agent has no mechanism in place to net-cash settle the warrants nor is Jaguar obligated to fund any such mechanism. Equally important, there is no provision or expectation of the warrant holders to exercise their warrants on a net-cash settlement basis.

•	Paragraph 15 — the warrant agreement does not specify the value of unregistered shares is to be determined by the counterparty.

•	Paragraph 16 — the warrant agreement does not contain a settlement alternative or penalty.

•	Paragraph 17 — reference is made to the analysis under paragraph 14 above.

•	Paragraph 18 — not applicable.

•	Paragraph 19 — not applicable.

•	Paragraph 20 — the terms of the warrant agreement provide for a limit on the number of shares issuable upon exercise and Jaguar has sufficient authorized shares available to satisfy such limit as well as other existing potential equity issuances.

•	Paragraph 21 — not applicable.

•	Paragraph 22 — reference is made to the analysis under paragraph 20 above.

•	Paragraph 23 — not applicable.

•	Paragraph 24 — Jaguar has sufficient shares authorized as is analyzed in paragraph 20.

•	Paragraph 25 — not applicable.

•	Paragraph 26 — not applicable.

•	Paragraph 27 — there are no cash settled ‘‘top-off’’ or ‘‘make-whole’’ provisions in the warrant agreement.

•	Paragraph 28 — there are no provisions which require net cash settlement only in specific circumstances.

•	Paragraph 29 — not applicable.

•	Paragraphs 30, 31, & 32 — there are no provisions in the warrant agreement that indicated that the counterparty has rights that rank higher than those of a stockholder of the stock underlying the contract.

•	Paragraph 33 — there are no features or terms within the warrants to post collateral at any point or for any reason.

Jaguar believes that the preponderance of evidence supports its accounting position to classify the warrants as permanent equity; however, for the sake of clarity, Jaguar intends to enter into clarification agreements in the form being provided supplementally for the Staff’s review that confirm its understanding of the terms of the agreement in this regard.

Binzhou Guangdian Network Co., Ltd. Financial Statements

Note 8 — Accounts Payable, page F-61

59.	Changes in response to the Staff’s comment have been made on page F-61 in Amendment No. 2 to clarify the definition of Bureaus. For the Staff’s information, the Bureaus are not considered related parties to Binzhou SOE or the transaction. The cable network assets are state-owned assets registered under different levels of the Ministry of Finance. There are varying levels of SARFT that are responsible for managing the assets and these are referred to as Bureaus.

60.	China Cablecom hereby confirms to the Staff that all material related party transactions have been disclosed.

Combined Statements of Cash Flows, page F-68

61.	In response to the Staff’s comment, China Cablecom identified that depreciation expense had not been recorded at one of the entities comprising Binzhou SOE. The effect is an understatement of depreciation expense by approximately $845,000 in the Binzhou SOE combined interim statement of operations for the nine months ended September 30, 2007. This oversight has been corrected in the Binzhou SOE statements of operations and cash flows, and corresponding adjustments have been made to the financial disclosures throughout Amendment No. 2 to reflect this adjustment.

Other

62.	China Cablecom reiterates to the Staff its belief that it does not have reportable segments under paragraph 10 of SFAS No. 131. Substantially all of China Cablecom’s

revenues earned and expenses incurred are derived from one business activity: the delivery of analog cable TV services within one geographic region, Shandong Province, PRC. In connection with the preparation of China Cablecom’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (‘‘MD&A’’), the terms ‘‘subsidiary’’ and ‘‘subsidiaries’’ were inadvertently used to describe the operations of the individual operating cable entities. References to these terms have been removed from China Cablecom’s MD&A. Since the historical results of operations of Binzhou SOE are presented on a combined basis, there was no chief operating decision maker at Binzhou SOE. China Cablecom believes there is no value in presenting results of operations for the individual operating entities since the acquisition of Binzhou Broadcasting contemplated the cable operations as a Group, as defined in the notes to the financial statements.

Preliminary Proxy Statement on Schedule 14A filed by Jaguar Acquisition Corporation

Form of Proxy Card

63.	Changes in response to the Staff’s comment have been made to the form of proxy card appearing as an Annex to the Proxy Statement/Prospectus.

Form 10-KSB filed by Jaguar Acquisition Corporation

64.	Jaguar respectfully submits that even though its board agreed to expand the search to potential targets in China after the May 2006 board meeting, at no time was a decision made to discontinue the search for targets in the U.S., or elsewhere. Since there were no geographic limitations on Jaguar’s search, Jaguar did not deem a decision to consider targets in China as information material to its stockholders requiring such disclosure to be included in its Annual Report on Form 10-KSB that was filed on June 27, 2007.

As previously stated in Jaguar’s response to Comment 137 of the Staff’s letter dated December 3, 2007, prior to the consummation of the bridge financing by China Cablecom in September 2007, which provided China Cablecom with the funding to complete the acquisition of Binzhou Broadcasting, there was no guarantee that definitive documentation to acquire China Cablecom would result from the letter of intent. Jaguar determined that public disclosure of the letter of intent or its negotiations with China Cablecom would have been premature prior to September 27, 2007, and similarly determined that any public disclosure, including disclosure of risks relating to the cable television industry in China or an acquisition in the cable television industry was premature, in light of the numerous regulatory, accounting and financial issues that had to be addressed in order for China Cablecom to complete the acquisition of Binzhou Broadcasting.

Jaguar respectfully submits that it stated on page one of its 10-KSB, ‘‘Our efforts in identifying a prospective target business are not limited to a particular industry; however our intended focus is acquiring an operating business in the financial services industry.’’ Jaguar has broad discretion to search for, identify and acquire a target business in any industry. Jaguar continued to maintain its focus on the financial services industry, as two of the companies that Jaguar signed confidentiality agreements and began preliminary due diligence with in China were in such industry. Jaguar did not believe that the execution of a letter of intent with a company in a different industry undermined its ability to continue to search for businesses in the financial services industry.

Each of China Cablecom and Jaguar hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to these filings would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact either Mitchell S. Nussbaum or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP by telephone at (212) 407-4159 or (212) 407-4970, respectively.

CHINA CABLECOM HOLDINGS, LTD.	JAGUAR ACQUISITION CORPORATION

By: /s/ Clive Ng	By: /s/ Jonathan Kalman
Name: Clive Ng	Name: Jonathan Kalman
Title: Chairman	Title: Chairman and Chief Executive Officer